UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Micronetics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

595125105

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 595125105 13D
(1)	NAMES OF REPORTING PERSONS Vintage Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 337,347 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 337,347 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,347 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105 13D
(1)	NAMES OF REPORTING PERSONS Vintage Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 337,347 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 337,347 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,347 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105 13D
(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 337,347 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 337,347 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,347 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105 13D
(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 337,347 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 337,347 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,347 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

CUSIP No. 595125105 13D
(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 337,347 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 337,347 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,347 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

Item 1. Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.01 per share (the “Common Stock”), of Micronetics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 26 Hampshire Drive, Hudson, NH 03051.

Item 2. Identity and Background

(a)	Name

This Statement is filed by:

(i)	Vintage Partners, L.P., a Delaware limited partnership (“Vintage Partners”);

(ii)	Vintage Partners GP, LLC, a Delaware limited liability company (“Vintage GP”), who serves as the general partner of Vintage Partners;

(iii)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”), who serves as the investment manager for Vintage Partners;

(iv)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as the initial member (and majority owner) of Vintage GP and the initial member (and majority owner) of Vintage Capital; and

(v)	Brian R. Kahn, who serves as (x) the manager and a member of Vintage GP, (y) the manager and a member of Vintage Capital, and (z) the manager and sole member of Kahn Capital (Mr. Kahn collectively with Vintage Partners, Vintage GP, Vintage Capital and Kahn Capital, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Vintage Partners is investing in securities.

The principal business of Vintage GP is acting as the general partner of Vintage Partners.

The principal business of Vintage Capital is acting as the investment manager of Vintage Partners.

The principal business of Kahn Capital is acting as the initial member of each of Vintage GP and Vintage Capital.

The principal occupation of Mr. Kahn is acting as the manager of each of Vintage GP, Vintage Capital and Kahn Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Kahn is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Statement relates were purchased by Vintage Partners using its capital. The aggregate purchase price of the 337,347 shares of Common Stock acquired by Vintage Partners was $1,624,961.81 (including brokerage commissions).

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such factors and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and proposals, and to take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D, or to acquire additional Common Stock or to dispose of all Common Stock beneficially owned by them in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 337,347 shares, constituting 7.4% of the 4,561,135 shares of Common Stock outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of the Issuer. All such shares are beneficially owned by Vintage Partners.

Vintage GP, as the general partner of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and accordingly may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock beneficially owned by Vintage Partners.

Vintage Capital, as the investment manager of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and accordingly may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Vintage Partners.

Kahn Capital, as the initial member and majority owner of each of Vintage GP and Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Vintage Partners.

Mr. Kahn, as the manager of each of Vintage GP, Vintage Capital and Kahn Capital, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners beneficially owns, and accordingly may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Vintage Partners. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, which is incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2011

VINTAGE PARTNERS, L.P.

By:	Vintage Partners GP, LLC, its General Partner

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn Title: Manager

VINTAGE PARTNERS GP, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn Title: Manager

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Partners, L.P.	06/13/11	Purchase	3,300	4.3574	Open Market
Vintage Partners, L.P.	06/14/11	Purchase	1,500	4.5000	Open Market
Vintage Partners, L.P.	06/15/11	Purchase	9,004	4.5000	Open Market
Vintage Partners, L.P.	06/16/11	Purchase	2,000	4.6300	Open Market
Vintage Partners, L.P.	06/17/11	Purchase	4,661	4.6366	Open Market
Vintage Partners, L.P.	06/20/11	Purchase	5,800	4.7500	Open Market
Vintage Partners, L.P.	06/21/11	Purchase	1,100	4.8400	Open Market
Vintage Partners, L.P.	06/22/11	Purchase	11,924	4.9987	Open Market
Vintage Partners, L.P.	06/23/11	Purchase	4,705	5.0040	Open Market
Vintage Partners, L.P.	07/01/11	Purchase	2,900	4.9600	Open Market
Vintage Partners, L.P.	07/05/11	Purchase	1,488	5.0040	Open Market
Vintage Partners, L.P.	07/06/11	Purchase	1,398	4.9993	Open Market
Vintage Partners, L.P.	07/07/11	Purchase	3,862	5.0059	Open Market
Vintage Partners, L.P.	07/08/11	Purchase	100	4.9800	Open Market
Vintage Partners, L.P.	07/11/11	Purchase	1,393	5.0089	Open Market
Vintage Partners, L.P.	07/12/11	Purchase	300	5.0200	Open Market
Vintage Partners, L.P.	07/13/11	Purchase	2,575	5.0209	Open Market
Vintage Partners, L.P.	07/15/11	Purchase	3,345	5.1184	Open Market
Vintage Partners, L.P.	07/21/11	Purchase	2,500	5.2780	Open Market
Vintage Partners, L.P.	07/22/11	Purchase	9,300	5.3698	Open Market
Vintage Partners, L.P.	07/25/11	Purchase	1,100	5.3473	Open Market
Vintage Partners, L.P.	07/27/11	Purchase	2,700	5.4400	Open Market
Vintage Partners, L.P.	07/28/11	Purchase	500	5.4720	Open Market
Vintage Partners, L.P.	07/29/11	Purchase	1,400	5.4200	Open Market
Vintage Partners, L.P.	08/02/11	Purchase	906	5.3956	Open Market
Vintage Partners, L.P.	08/02/11	Purchase	76,815	5.4308	Open Market
Vintage Partners, L.P.	08/03/11	Purchase	4,719	5.8275	Open Market
Vintage Partners, L.P.	08/08/11	Purchase	6,405	5.5000	Open Market
Vintage Partners, L.P.	08/09/11	Purchase	11,489	5.5029	Open Market
Vintage Partners, L.P.	08/10/11	Purchase	150	5.5000	Open Market
Vintage Partners, L.P.	08/11/11	Purchase	9,335	5.8883	Open Market

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement